May 2011 Pricing Sheet No. 28 dated May 6, 2011 relating to Preliminary Terms No. 28 dated April 20, 2011 Registration Statement No. 333-169119 Filed pursuant to Rule 433

INTEREST RATE STRUCTURED INVESTMENTS

Fixed Rate Step-Up Callable Notes due May 11, 2026
Subject to early redemption and as further described below, interest will accrue and be payable on the Notes semi-annually, in arrears, at the rates described below under Interest Rate. All payments on the Notes, including the repayment of principal, are subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

SUMMARY TERMS

Issuer:	Barclays Bank PLC

Principal Amount:	$7,051,000

Issue Price:	$1,000 per Note (see “Commissions and Issue Price” below)

Original Trade Date:	May 6, 2011

Original issue date:	May 11, 2011

Maturity Date:	May 11, 2026, subject to Redemption at the Option of the Company (as set forth below).

Interest Rate Type:	Fixed Rate

Day Count Convention:	30/360

Interest Rate:	For each Interest Period commencing on or after the Original Issue Date, to but excluding May 11, 2014, the interest rate per annum will be equal to: 4.00% per annum.

For each Interest Period commencing on or after May 11, 2014, to but excluding May 11, 2017, the interest rate per annum will be equal to: 4.50% per annum.

For each Interest Period commencing on or after May 11, 2017, to but excluding May 11, 2020, the interest rate per annum will be equal to: 5.50% per annum.

For each Interest Period commencing on or after May 11, 2020, to but excluding May 11, 2023, the interest rate per annum will be equal to: 6.00% per annum.

For each Interest Period commencing on or after May 11, 2023, to but excluding the Maturity Date, the interest rate per annum will be equal to: 8.50% per annum.

Business Day:	New York; London.

Business Day Convention:	Following, Unadjusted

Interest Payment Dates:	☐ Monthly,	☐ Quarterly,	☒ Semi-Annually,	☐ Annually,

payable in arrears on the 11th day of each May and November, commencing on November 11, 2011 and ending on the Maturity Date or the Early Redemption Date, if applicable; provided that if any such day is not a Business Day, that interest payment will be made on the next succeeding Business Day and no adjustment will be made to any interest payment made on that succeeding Business Day.

Redemption at the Option of the Company:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date beginning on May 11, 2014, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount of the Notes, together with any accrued and unpaid interest to but excluding the Early Redemption Date (subject to the creditworthiness of the Issuer).

Settlement:	DTC; Book-entry; Transferable.

Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.

CUSIP:	06738KHR5

ISIN:	US06738KHR59

Listing:	We do not intend to list the Notes on any U.S. securities exchange or quotation system.

Calculation Agent:	Barclays Bank PLC

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer

Per Note	100%	2.25%	97.75%

Total	$7,051,000	$158,647.50	$6,892,352.50

(1) Barclays Capital Inc. will receive commissions from the Issuer equal to 2.25% of the principal amount of the Notes, or $22.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley Smith Barney LLC.

You should read this document together with the preliminary terms describing this offering, the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below before you make an investment decision.

Preliminary Terms No. 28 dated April 20, 2011;
Prospectus dated August 31, 2010
Prospectus Supplement dated August 31, 2010

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you this communication, the prospectus, the prospectus supplement the pricing supplement and the preliminary pricing supplement if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that communication is truthful or complete. Any representation to the contrary is a criminal offense.

Barclays Capital Inc.